

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 13, 2007

Mark E. Monroe
President and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma
73701

     Re: **Continental Resources, Inc.**
             Amendment No. 5 to Registration Statement
             on Form S-1
             Filed March 16, 2007
             File No. 333-132257

Dear Mr. Monroe:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment 3 of our initial letter dated April 6, 2006 regarding disclosure of the estimated price range of the common stock being offered. Please confirm that such information will be provided in a subsequent pre-effective amendment.

Recent Events, page 3

2.   Please revise your disclosure to state the total amount your principal shareholder
        and selling stockholder has received in connection with the dividends declared
        and will receive after giving effect to the proposed sales made pursuant to the
        initial public offering.

Risk Factors, page 11

3.   Your risk factors should be updated and boilerplate language removed. For
        example, please tailor the risk factor on page 12, "[d]rilling for and producing
        oil…, " so that you reference the significant increase in exploration expenditures
        primarily attributable to increases in dry-hole costs as noted in your discussion
        under Results of Operations. Similarly, revise to reference the increase in
        impairment costs to $6.3 million for the year ended 12-31-2006.

4.   If potentially material, please provide a risk factor that addresses the possible
        charge representing compensation expense associated with equity compensation
        plans based on the midpoint of the price range of the company's stock.

"Our credit facility contains certain covenants…," page 18

5.   We note your disclosure on page 47 regarding the exposure you face to increases
        in the interest rate. Please supplement your risk factor discussion to include a
        risk factor that specifies, as done on page 47, the interest rate risk you are
        exposed to and the corresponding impact on net income in the event of a 1%
        increase in the interest rate.

Capitalization, page 24

6.   Please clarify the nature of the offering costs that are being expensed. Refer to
        SAB Topic 5:A.

7.   Please clarify for us the purpose of your adjustment reflected by footnote three
        to "recognize compensation expense for the difference between the formula-
        derived value at which compensation expense was recorded and the initial public
        offering price."

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

8.   We note that since the commencement of 2007, you have declared
        approximately $52.1 million in dividends to shareholders of record. We also
        note that the company does not intend to pay dividends following its initial
        public offering. Please supplement your disclosure to clarify the reasons for this
        large distribution in advance of your initial public offering. For example,
        supplement your disclosure to explain in greater detail, the reasons for the
        conversion of the company from a subchapter S-corporation to a subchapter C-
        corporation and how the planned conversion factored into the decisions to
        distribute dividends prior to the initial public offering and conversion.

Credit Facility, page 41

9.   Please supplement your disclosure and specify the principal capital expenditures
        that resulted in an increase in debt outstanding under the facility during the
        fourth quarter of 2006.

Management, page 66

Executive Officers and Directors, page 66

10.   Please revise the biographies to provide a complete biographical sketch for the
        prior 5 years, including the month and year of each position held. In this regard,
        we note there are gaps in the biographies of Messrs. Monroe, Hart, Carlson and
        McCain.

Compensation Discussion and Analysis, page 70

11.   We refer you to Item 402(b)(1) of Regulation S-K. Please supplement your
        disclosure to specifically clarify:

        - the "corporate goals and objectives" referenced in the first paragraph;
        - the "individual and organizational goals" referenced under the heading
          "Annual Performance Bonus";
        - for each named officer, the performance criteria considered by the board
          in their award of compensation to such executive officers pursuant to the
          2005 Long-Term Incentive Plan;
        - giving consideration to Item 402(b)(1)(iv), describe the reasons for the
          increase in the base salary compensation from $350,000 to $700,000 paid
          to Mr. Hamm;

- how each element and decision regarding the elements of your compensation policy fits into your overall compensation objectives and affects the decisions regarding other elements;
- the discrepancies in the amount and type of compensation awarded to the named executive officers; and,
- in light of your stated objectives, how waivers of the performance targets (as done in 2006) fits into your overall compensation philosophy and whether you anticipate such waivers to occur frequently or infrequently in the future.

12.   To the extent now known, please clarify your disclosure to provide further detail of policies to be maintained or modified in the future.   For example, on a going forward basis, disclose:

- how frequently you expect to increase base salaries and the approximate percentage of such increases in base salaries in the future;
- whether considerations of the amount of unvested equity awards held by an individual officer will continue to be considered in determining restricted stock awards rewarded in the future; and
- whether you intend to maintain discretionary contributions to the defined contribution retirement plans maintained for the benefit of all full-time employees, inclusive of executive officers.

13.   Please revise your disclosure to clarify on an <u>individual</u> basis versus an aggregate basis, the target levels and performance goals set for each named executive officer.   If you believe that disclosure of the targets or other factors would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. We may have additional comments on whether you have met the standard for treating the information confidentially. Please refer generally to Item 402(b)(2)(ix) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K.

14.   Giving consideration to the aforementioned comment, if you have established targets with respect to individual and aggregate bonus amounts for fiscal 2007, please disclose these as well. Alternatively, tell us how you would be competitively harmed, as in our comment above, and include disclosure that explains how difficult it will be for the executives to achieve the undisclosed target levels.

Summary Compensation Table, page 72

15.   You disclose that valuation of stock was "derived from [y]our shareholders' equity value adjusted quarterly for [y]our PV-10…" Please clarify your disclosure by referencing the more detailed discussion regarding the terms of the

restricted stock grants awarded to executive officers as disclosed, for example, in Note 9 to the financial statements.

16.   Please refer to instruction 1 to Item 402(c)(2)(v) of Regulation S-K. The footnote disclosure in footnote 3 to the table should disclose all relevant assumptions made with respect to the valuation of the amount listed in the table. Please revise to disclose the assumptions that were made in calculating the reported non-equity incentive plan compensation amount for Mr. Monroe. Specifically, please revise to explain how the amount was determined given that the footnote indicates the bonus is calculable based on reference to the fair market value of your stock at a future date (October 2, 2008). Please clarify your disclosure accordingly in the footnote as well as in Management's Discussion and Analysis of Financial Condition.

17.   It appears that the method of calculating the bonus amount as disclosed in the footnote differs from the method specified in Section 5(g) of the employment agreement with Mr. Monroe. Please reconcile the disclosure in the footnote with the terms of the agreement. As noted in a subsequent comment, please ensure that you provide an accurate and complete description of the material terms of the employment agreement.   If the terms of the employment agreement have been amended, please file the amended agreement. We may have further comment.

   Employment Agreement, page 77

18.   We direct you to Release 8732A, II.C.5 (c) which clarifies the disclosure requirements relating to Item 402(j) (i.e. post employment payments.)   Please summarize all material factors regarding any contracts, agreements, plans or arrangements made in connection with the termination of a named executive officer. In this regard, we note that several of the material terms of the employment agreement with Mr. Monroe have not been disclosed or are only partially disclosed. For example, in the agreement, the definition of termination for "good reason" contemplates, in addition to the factors you have disclosed, the reduction in base salary if not a part of an overall compensation reduction program that would impact other executive officers. Similarly, the circumstances under which the employee can receive benefits and the types of benefits receivable under circumstances outlined in Section 8(b) ("Termination by the Company for cause or by Employee Without Good Reason") and Section 8 (c) ("Disability") have not been disclosed, nor have the definitions of termination by the company for "cause" been described. Additionally, material provisions regarding non-solicitation covenants provided by the executive and Section 15 ("Maximum payments by the Company") have not been disclosed. Please revise this section and ensure that all material provisions necessary to an

understanding of the employment agreement with Mr. Monroe and any other named executive officer are properly summarized.

19.   Please provide disclosure required by Item 402(j) with respect to all of the named executive officers. In this regard, we note that pursuant to the terms of the 2005 Long-Term Incentive Plan, options awarded in prior years, some of which have not yet vested, will vest completely upon a change of control. We also note the automatic vesting of restricted stock awards upon a change of control and other triggering events as contained in the 2005 Long-Term Incentive Plan. Please supplement your disclosure in this section to reference all possible payments to the named executive officers assuming the triggering events occurred on the last date of your fiscal year end.

20.   We refer you to instruction 1 to Item 402(j). Please disclose the dollar amount and/or value of all post-employment benefits and payments payable to Mr. Monroe assuming the triggering event occurred on the last day of your fiscal year end. As such, rather than providing the formula regarding the long-term incentive bonus amount payable, revise to specify, as of December 31, 2006, the total dollar amount payable.

Certain Relationships and Related Party Transactions, page 80

21.   We refer you to Item 404(b) of Regulation S-K. Please supplement the disclosure in this section to identify the policies and procedures the company uses or will use for the review, approval or ratification of the types of related person transactions disclosed pursuant to Item 404(a). Please refer to Release 8732A for further guidance.

Notes to the Financial Statements

9. Stock Compensation, page F-18

22.   Your disclosure on page F-20 states that "As the Company's employee stock options and restricted stock awards have been accounted for as liability awards, and adjusted to the formula price as prescribed by the plan at the end of each reporting period, the adoption did not change the accounting for the awards." Please tell us how you applied the guidance in paragraph 37 of FAS 123R, when you became a public entity, which indicates that a public entity shall measure a liability award under a share-based payment arrangement based on the award's fair value remeasured at each reporting date until the date of settlement. In this regard, FAS 123R defines a public entity as one that makes a filing with a

regulatory agency in preparation for the sale of any class of equity securities in a public market. Refer also to SAB Topic 14:B. We note your related disclosure on page 43.

Note 3. Long-term Debt, page F-16

23.   We note that you amortize debt issuance fees on "a straight-line basis over the life of the credit facility." Please confirm, if true, that the straight-line method you are using to amortize these issuance costs approximates the effective interest method or otherwise advise.

Note 15. Recent Events (Unaudited), page F-27

24.   We note that you declared cash dividends of approximately $18.8 million on January 10, 2007 and approximately $33.3 million on March 6, 2007. Since these planned distributions to owners are not reflected in the latest balance sheet, please include pro forma adjustments reflecting the distribution accruals, as contemplated by SAB Topic 1B.3.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken, Staff Accountant at (202) 551-3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
David Oelman, Esq.
Vinson & Elkins LLP
(713) 758-2246